UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K

    X       ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2000

                               OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934


            For the transition year from             to

                  Commission File No.    1-10275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                  BRINKER INTERNATIONAL, INC.
                    401(K) SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Brinker International, Inc.
                        6820 LBJ Freeway
                     Dallas, Texas 75240

                                                              Page

Independent Auditors' Report                                    1

Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                           2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2000 and 1999             3

   Notes to Financial Statements                                4

Supplemental Schedule* - Assets Held for Investment Purposes
      at End of Year - December 31, 2000                        10

Exhibit - Consent of Independent Auditors                       12




* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                   Independent Auditors' Report





The Plan Committee
Brinker International, Inc. 401(k) Savings Plan and Trust:

We   have  audited  the  accompanying  statements  of  net  assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/ KPMG LLP



Dallas, Texas
June 15, 2001

                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

          Statements of Net Assets Available for Benefits

                    December 31, 2000 and 1999



                                                2000                   1999

Investments - at fair value (Note 2):
  Money market                           $       1,259,844     $       825,139
  Mutual funds                                  20,602,398          20,384,273
  Brinker International common stock            11,274,331           6,676,123
  Participant loans                              2,094,427           1,579,048

                                                35,231,000          29,464,583

Receivables:
  Participants' contributions                      339,714             248,694
  Employer's contributions                          49,579              35,530

                                                   389,293             284,224

Net assets available for benefits           $     35,620,293     $  29,748,807






See accompanying notes to financial statements.

                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

    Statements of Changes in Net Assets Available for Benefits

              Years Ended December 31, 2000 and 1999



                                                  2000                1999
 Additions:
  Contributions:
      Participants                          $      5,940,296    $    5,133,306
      Employer                                       745,460           633,339
                                                   6,685,756         5,766,645
  Investment income:
    Net appreciation in fair
     value of investments                            190,274         3,373,906
    Interest and Dividends                         1,574,155           446,556

                                                   1,764,429         3,820,462

          Total additions                          8,450,185         9,587,107

Deductions - benefits paid to participants         2,578,699         2,392,619

Net increase                                       5,871,486         7,194,488

Net assets available for benefits at
  beginning of year                               29,748,807        22,554,319
Net assets available for benefits at
  end of year                                $    35,620,293    $   29,748,807


See accompanying notes to financial statements.

                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

                   Notes to Financial Statements

                    December 31, 2000 and 1999


1.   DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

The following brief description of the provisions of the Brinker International, Inc. 401(k) Savings Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

The Plan, which was implemented on January 1, 1993, is a qualified defined contribution savings plan available to all salaried and hourly employees of Brinker International, Inc. and subsidiaries ("Company" or "Brinker") who are neither an officer nor a five percent shareholder of the Company and whose annual compensation is not in excess of the threshold set forth in Section 414(q) of the Internal Revenue Code of 1986 (the "Code"), as amended. Employees who have completed one year of service and have attained the age of twenty-one are eligible to participate in the Plan. The participation of hourly employees was effective as of January 1, 1999.

Employees who are members of a collective bargaining unit are not eligible to participate in the Plan. The financial statements are prepared on the accrual basis of accounting and include all of the funds which comprise the Plan.

Contributions

Participants are permitted to contribute from 1 to 20% of their annual eligible compensation, as defined, to the Plan on a tax-deferred basis. Effective August 1, 1999, participants are permitted to contribute up to 100% of their bonuses, as defined, to the Plan on a tax-deferred basis. Additionally, effective August 1, 1999, tips are excluded from the definition of eligible compensation. The Company matches 25% of the first 5% a salaried participant contributes. Hourly participants do not receive matching contributions.

Participants' Accounts

Participants' contributions are invested in accordance with their elections in the following funds: the AXP Cash Management Fund (a money market fund), the AXP Bond Fund (invests primarily in intermediate-term corporate bonds), the American Century Equity Growth Fund (invests primarily in the equities of large-cap domestic companies), the AXP Growth Fund (invests primarily in the equities of medium-to-large-cap domestic companies), the Janus Overseas Fund (invests primarily in the equities of foreign companies), the Neuberger Berman Genesis Fund (invests primarily in the equities of small-cap domestic companies), the Standish Small Capitalization Growth Fund (invests primarily in the equities of small-cap domestic companies), the American Express Equity Index Fund II (invests primarily in the equities of the S&P 500 Index) and the Brinker Stock Fund (consists of Company common stock). Company matching contributions to the Plan are invested in the Brinker Stock Fund.

                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)


1.   DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES (continued)

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Vesting in the Company's matching contributions is graduated at 25% annually, beginning at the end of the second year of eligible service, up to 100% after five full years of eligible service. Participants who separate from service prior to full vesting of their rights forfeit their share of the Company's contributions to the extent that vesting had not occurred.
Amounts forfeited reduce future Company contributions. Forfeitures totaled $57,467 and $54,842 for the years ended December 31, 2000 and 1999, respectively.

Payments of Benefits

The normal forms of payment upon a participant's separation from the Company are either a lump sum payment in cash for the vested portion of the participant's account (less a 20% penalty for federal tax withholding) or a direct rollover of the vested portion of the participant's account into an Individual Retirement Account or another employer's qualified plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total of a participant's loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from one-half year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% above the prime lending rate determined at the end of the month the loan request is made. Interest rates on outstanding loans ranged from 8.75% to 10.5% during 2000 and 1999. Principal and interest payments are made through bi-weekly payroll deductions.

Administrative Expenses

The Company pays all administrative expenses related to the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires Plan administrators to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)


2.   INVESTMENTS

The Plan's investments are stated at fair value using quoted market prices and transactions are recorded on a trade date basis. Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value. A summary of investments and related investment income as of and for the years ended December 31, 2000 and 1999, follows:


                                                    2000              1999
   Investments at fair value:
     American  Century Equity Growth Fund    $   5,242,092*     $   5,525,680*
     AXP Growth Fund                             6,558,721*         7,355,062*
     Janus Overseas Fund                         4,138,048*         4,184,061*
     Brinker Stock Fund                         11,274,331*         6,676,123*
     AET Equity Index Fund II                    2,280,082*         1,889,550*
     AXP Cash Management Fund                    1,259,844            825,139
     AXP Bond Fund                               1,237,590          1,013,383
     UAM FMA Small Co. Fund                              -            416,537
     Neuberger Berman Genesis Fund               1,036,432                  -
     Standish Small Cap Growth                     109,433                  -
     Participant Loans                           2,094,427*         1,579,048*
   Investment Income:
     Net appreciation in fair value:
       Mutual funds                             (4,566,639)         4,619,977
       Brinker stock                             4,756,913         (1,246,071)
     Interest and Dividends                      1,574,155            446,556


        * Represents 5% or more of total net assets.

                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)

All investment programs other than a portion of the Brinker Stock Fund are participant directed. The following information summarizes the net assets and significant components of the changes in net assets relating to the non-participant directed portion of the Brinker Stock Fund for the years ended December 31, 2000 and 1999.

                                             December 31, 2000

                              Participant       Non-Participant
                               Directed            Directed             Total
Additions to net assets:
  Net appreciation in fair
    value of investments     $   2,479,138           2,277,775       4,756,913
  Interest                          17,377              13,940          31,317
  Employee contributions           645,927                   -         645,927
  Employer contributions                 -             730,842         730,842
Total additions to net
   assets                        3,142,442           3,022,557       6,164,999
Deductions from net
   assets:
  Benefits paid to
    participants                   366,897             282,070         648,967
Investment transfers               769,989             147,835         917,824
Total deductions from
   net assets                    1,136,886             429,905       1,566,791

Change in net assets             2,005,556           2,592,652       4,598,208
Net assets at beginning
   of year                       3,709,839           2,966,284       6,676,123
Net assets at end of
   year                     $    5,715,395           5,558,936      11,274,331

                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)

                                             December 31, 1999

                              Participant      Non-Participant
                               Directed           Directed             Total
Additions to net assets:
  Net appreciation in fair
    value of investments     $   (699,817)         (546,254)       (1,246,071)
  Interest                         15,625             5,455            21,080
  Employee contributions          677,115                 -           677,115
  Employer contributions                -           644,434           644,434
Total additions to net
   assets                          (7,077)          103,635            96,558
Deductions from net
   assets:
  Benefits paid to
    participants                  322,409           279,889           602,298
Investment transfers              395,813           157,876           553,689
Total deductions from
   net assets                     718,222           437,765         1,155,987

Change in net assets             (725,299)         (334,130)       (1,059,429)
Net assets at beginning
   of year                      4,435,138         3,300,414         7,735,552
Net assets at end of
   year                     $   3,709,839         2,966,284         6,676,123




3.   PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their Company contributions.


4.   INCOME TAX STATUS

The Plan received a determination letter on March 22, 2001 in which the Internal Revenue Service stated that the Plan, as currently designed, is in compliance with the applicable requirements of the Internal Revenue Code ("Code"). The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, is qualified and tax-exempt from Federal income taxes as of the financial statement date.

                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)




5.   FORM 5500 RECONCILIATION

The net assets and benefits paid to participants reported in the Plan's Form 5500 for 2000 and 1999 are greater (less) than the corresponding amounts reported in the accompanying financial statements by the following amounts:

                                                   2000         1999
Net assets available for benefits               $       0    $(137,970)
Benefits paid to participants                     137,970       67,731

These differences relate to the classification of withdrawals currently payable to participants.

6. NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the adoption of SFAS No. 133 will not have material impact on the Plan's financial statements.

                                                       Schedule I


                   BRINKER INTERNATIONAL, INC.
                  401(k) SAVINGS PLAN AND TRUST

 Schedule of Assets Held for Investment Purposes at End of Year
                        December 31, 2000




                                                              Current
   Identity        Description of Investment                   Value

   Mutual Funds:
                   AXP Cash Management Fund*              $   1,259,844

                   AXP Bond Fund*                             1,237,590

                   AXP Growth Fund*                           6,558,721


                   American Century Equity Growth Fund        5,242,092

                   Janus Overseas Fund                        4,138,048

                   American Express Equity Index Fund II*     2,280,082

                   Neuberger Berman Genesis Fund              1,036,432

                   Standish Small Cap Growth Fund               109,433

   Common Stock
                   Brinker Stock Fund*                       11,274,331

Participant Loans
                   Bearing interest at rates ranging from
                   8.75% to 10.5%*                            2,094,427

Total                                                     $  35,231,000



*Party-in-interest


See accompanying independent auditors' report.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              BRINKER INTERNATIONAL, INC.
                              401(K) SAVINGS PLAN AND TRUST



Date: June 28, 2001           By:   /S/
                                   Charles M. Sonsteby
                                   Chief Financial Officer